Exhibit 5.1

CLIFFORD CHANCE US LLP

31 WEST 52ND STREET
NEW YORK, NY 10019-6131

TEL +1 212 878 8000
FAX +1 212 878 8375

www.cliffordchance.com

June 13, 2014

iStar Financial Inc.
1114 Avenue of the Americas, 39th Floor
New York, New York 10036

Ladies and Gentlemen:

We have acted as counsel to iStar Financial Inc., a Maryland corporation (the “Company”), in connection with a registration statement on Form S-3 (File No. 333-181470), as amended (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).  We are furnishing this letter to you in connection with the offer and sale by the Company of (i) $550 million aggregate principal amount of the Company’s 4.00% Senior Notes due 2017 (the “2017 Notes”); and (ii) $770 million aggregate principal amount of the Company’s 5.00% Senior Notes due 2019 (the “2019 Notes” and together with the 2017 Notes, the “Notes”) pursuant to an Underwriting Agreement, dated June 10, 2014 (the “Underwriting Agreement”), by and among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated and the other several underwriters named therein and an Indenture, dated as of February 5, 2001, as supplemented by a supplemental indenture with respect to the 2017 Notes, dated as of June 13, 2014 (as supplemented, the “2017 Notes Indenture”), between the Company and U.S. Bank National Association (the “Trustee”) and a supplemental indenture with respect to the 2019 Notes, dated as of June 13, 2014 (as supplemented, the “2019 Notes Indenture” and together with the 2017 Notes Indenture, the “Indentures”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of certain resolutions of the board of directors of the Company (the “Board of Directors”) and of a pricing committee of the Board of Directors (the “Pricing Committee”) relating to the transactions contemplated by the Underwriting Agreement and other related matters.  As to factual matters relevant to the opinion set forth below, we have relied upon certificates of officers of the Company and public officials and representations and warranties of the parties set forth in the Underwriting Agreement.

Based on, and subject to, the foregoing, the qualifications and assumptions set forth herein and such other examination of law as we have deemed necessary, we are of the opinion that the Notes are the legal, valid and binding obligations of the Company (subject to applicable bankruptcy, insolvency, fraudulent conveyances, reorganization or similar laws affecting creditors’ rights generally and by general equitable principles).

The opinion set forth in this letter relates only to the Federal laws of the United States, the laws of the State of New York and the Maryland General Corporation Law.  We express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability, or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as Exhibit 5.1 to a Current Report on Form 8-K that shall be incorporated by reference into the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus supplement which is a part of the Registration Statement.  In giving this consent, we do not concede that we are within the category of persons whose consent is required under the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Clifford Chance US LLP